                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            AMENDMENT TO FORM U-3A-2

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                          CATALYST VIDALIA CORPORATION
                                (Name of Company)



                                 AMENDMENT NO. 1

         The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its statement on Form U-3A-2 as set forth in the pages attached hereto:

         Exhibit A1 - Catalyst Old River Hydroelectric Limited Partnership
                      Audited 1998 Financial Statements

         Exhibit A2 - Catalyst Vidalia Corporation Unaudited 1998 Financial
                      Statements

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CATALYST VIDALIA CORPORATION

                                           By: /s/ Jack R. Sauer
                                               -----------------------------

                                           Name: Jack R. Sauer
                                                 ---------------------------

                                           Title: Vice President
                                                  --------------------------

Date:   March 24, 1999

                                                                    EXHIBIT A-1
                                                                    ------------
                                                                    Page 2 of 20



                              Financial Statements

                        Catalyst Old River Hydroelectric

                               Limited Partnership

                           December 31, 1998 and 1997

                       with Report of Independent Auditors

                                                                    EXHIBIT A-1
                                                                    ------------
                                                                    Page 3 of 20

Financial Statements

CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP

December 31, 1998 and 1997

Report of Independent Auditors ............................................... 1
Balance Sheets ............................................................... 2
Statements of Income ......................................................... 3
Statements of Cash Flows ..................................................... 4
Statements of Partners' Capital .............................................. 5
Notes to Financial Statements ................................................ 6

                                                                    EXHIBIT A-1
                                                                    ------------
                                                                    Page 4 of 20

                         REPORT OF INDEPENDENT AUDITORS

The Partners

Catalyst Old River Hydroelectric Limited Partnership

We have audited the accompanying balance sheets of Catalyst Old River Hydroelectric Limited Partnership (the "Partnership") as of December 31, 1998 and 1997 and the related statements of income, cash flows and partners' capital for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership at December 31, 1998 and 1997, and the results of its operations, its cash flows and its partners' capital for the years then ended in conformity with generally accepted accounting principles.

March 1, 1999

                                                                    EXHIBIT A-1
                                                                    ------------
                                                                    Page 5 of 20



              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP

                                 BALANCE SHEETS

                                AS OF DECEMBER 31

                                 (In thousands)

                                     ASSETS
                                     ------

                                                                          1998                  1997
                                                                     --------------         --------------
Current assets
    Cash and cash equivalents                                        $          137         $        4,118
    Cash escrowed for current liabilities                                    11,020                  9,352
    Accounts receivable                                                       1,586                  1,723
    Prepaid expenses and other current assets                                   388                    338
                                                                     --------------         --------------
                Total current assets                                         13,131                 15,531

Plant, property and equipment, net                                          445,333                457,862
Cash held in escrow including accrued interest                               67,004                 79,630
Deferred financing costs, net                                                24,262                 25,323
Other noncurrent assets, net                                                    548                    600
Accrued levelized revenue                                                   392,704                332,691
                                                                     --------------         --------------
                                                                     $      942,982         $      911,637
                                                                     ==============         ==============


                        LIABILITIES AND PARTNERS' CAPITAL
                        ---------------------------------

Current liabilities
    Accrued interest payable                                         $       10,323         $        8,752
    Accounts payable and other current liabilities                            2,046                  7,519
                                                                     --------------         --------------
                Total current liabilities                                    12,369                 16,271

Finance debt obligation                                                     763,003                740,437
Accrued levelized royalty expense                                            44,242                 37,541
Accrued property taxes                                                       13,377                 11,705
                                                                     --------------         --------------
                Total liabilities                                           832,991                805,954

Partners' capital                                                           109,991                105,683
                                                                     --------------         --------------
                                                                     $      942,982         $      911,637
                                                                     ==============         ==============


                See accompanying notes to financial statements.

                                                                    EXHIBIT A-1
                                                                    ------------
                                                                    Page 6 of 20

              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP

                              STATEMENTS OF INCOME

                         FOR THE YEAR ENDED DECEMBER 31

                                 (In thousands)

                                                                         1998                         1997
                                                                     ------------                ------------



Revenues                                                             $    139,637                $    128,322

Operating expenses
    Depreciation                                                           13,709                      13,633
    Operations and maintenance                                              7,096                       6,204
    Property taxes                                                          1,686                       1,686
    Royalties                                                              11,080                      10,107
    General and administrative                                              1,830                       1,757
                                                                     ------------                ------------
             Total operating expenses                                      35,401                      33,387
                                                                     ------------                ------------

Operating income                                                          104,236                      94,935

Interest expense                                                          (77,661)                    (75,307)
Investment income                                                           4,873                       5,319
                                                                     ------------                ------------

Net income                                                           $     31,448                $     24,947
                                                                     ============                ============

                See accompanying notes to financial statements.

                                                                    EXHIBIT A-1
                                                                    ------------
                                                                    Page 7 of 20


              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP

                            STATEMENTS OF CASH FLOWS

                         FOR THE YEAR ENDED DECEMBER 31

                                 (In thousands)

                                                                                     1998                  1997
                                                                                 -------------        -------------

Cash flows (used in) provided by operations:
      Net income                                                                 $      31,448        $      24,947
      Adjustments to reconcile net income to net
        cash (used in) provided by operating activities:
           Depreciation                                                                 13,709               13,633
           Amortization of deferred financing costs                                      1,061                1,026
           Changes in operating assets and liabilities:
                Accounts receivable                                                        137                5,032
                Prepaid expenses and other current assets                                  (50)                 (79)
                Accrued levelized revenue                                              (60,013)             (59,515)
                Accounts payable and other current liabilities                          (5,473)               2,124
                Accrued levelized royalty expense                                        6,701                6,494
                Finance debt obligation                                                 22,566               24,220
                Other operating assets and liabilities                                 (15,350)             (16,956)
                                                                                 -------------        -------------
Net cash (used in) provided by operating activities                                     (5,264)                 926
                                                                                 -------------        -------------

Cash flow used in investing activities
      relating to plant, property, and equipment                                        (1,425)              (1,590)
                                                                                 -------------        -------------

Cash flows provided by (used in) financing activities:
      Sale and leaseback escrowed proceeds released                                     29,848                  778
      Partner distribution                                                             (27,140)                   -
                                                                                 -------------        -------------
Net cash provided by financing activities                                                2,708                  778
                                                                                 -------------        -------------
Net (decrease) increase in cash and cash equivalents                                    (3,981)                 114
Cash and cash equivalents at beginning of the period                                     4,118                4,004
                                                                                 -------------        -------------
Cash and cash equivalents at end of period                                       $         137        $       4,118
                                                                                 =============        =============

                See accompanying notes to financial statements.

                                                                    EXHIBIT A-1
                                                                    ------------
                                                                    Page 8 of 20


              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP

                         STATEMENTS OF PARTNERS' CAPITAL

                                 (In thousands)

Balances, December 31, 1996                          $  80,736

Net income                                              24,947
                                                     ---------

Balances, December 31, 1997                            105,683

Net income                                              31,448

Partner distributions                                  (27,140)
                                                     ---------

Balances, December 31, 1998                          $ 109,991
                                                     =========

                See accompanying notes to financial statements.

                                                                    EXHIBIT A-1
                                                                    ------------
                                                                    Page 9 of 20


              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP
                          NOTES TO FINANCIAL STATEMENTS

1.      Organization

Catalyst Old River Hydroelectric Limited Partnership (the "Partnership") is a Louisiana limited partnership. The Partnership was formed to develop, construct and operate a 192 megawatt hydroelectric generating facility (the "Project") on a site of approximately 1,100 acres on the Mississippi River near the Town of Vidalia, Louisiana ("Vidalia"). The Partnership has two partners, Catalyst Vidalia Corporation ("CVC"), as the general partner, and Dominion Capital, Inc. ("DCI"), as the limited partner, (collectively the "Partners") and each have an undivided 50% interest in the Partnership.

On August 25, 1990, the Partnership sold its interests in the Project to certain institutional investors and concurrently leased back such property from the investors. In connection with the sale and leaseback transaction, certain sales proceeds were deposited with an independent collateral agent for the purposes of providing for, among other things, future lease payments, construction completion, dredging costs and construction contractor bonus.

The sale and leaseback is being accounted for using the financing method in accordance with Statement of Financial Accounting Standards No. 66 "Accounting for Sales of Real Estate" and Statement of Financial Accounting Standards No. 98 "Accounting for Leases".

2.      Summary of Significant Accounting Policies

        Revenue and Royalty Expense Recognition

The Partnership records revenue from the sale of electric power using a method of accounting which produces a levelized rate per kilowatt hour ("Kwh"). This levelized rate is applied to actual net annual energy output over the life of the power sales contracts, with an adjustment for the time value of money at 9.25%. Revenue in the accompanying statements of operations for 1998 and 1997 includes approximately $33.2 million and $28.2 million, respectively, of interest income derived on an annual basis to reflect the time value of money.

The power sales contracts provide for predetermined fixed rates and as such, the levelized basis results in a difference between revenue recognized and revenue collected. This difference is recorded as accrued levelized revenue and will accumulate until such time as the contract rate exceeds the levelized rate. At that point, the accrued levelized revenue will be reduced by the excess of revenue collected over levelized revenue recognized (See Note 5).

                                                                   EXHIBIT A-1
                                                                   -------------
                                                                   Page 10 of 20

              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP
                          NOTES TO FINANCIAL STATEMENTS


2.      Summary of Significant Accounting Policies (continued)

        Revenue and Royalty Expense Recognition (continued)

Pursuant to the Amended and Restated Project Development Agreement (the "PDA") with Vidalia, the Partnership is required to make royalty payments to Vidalia at predetermined fixed percentages of net power sales over the term of the power sales contracts. As with revenue recognition, the Partnership records royalty expense using a method of accounting which produces a levelized rate. This levelized rate is applied to levelized revenue, with an adjustment for the time value of money at 9.25%. Royalty expense in the accompanying statements of operations for 1998 and 1997 includes approximately $3.7 million and $3.2 million, respectively, of interest expense derived on an annual basis to reflect the time value of money. The levelized basis results in a difference between the royalties due pursuant to the PDA and royalty expense recognized. This difference is recorded as accrued levelized royalty expense and will accumulate until royalties due pursuant to the PDA exceed levelized royalty expense. At that point, the accrued levelized royalty expense will be reduced by the excess of amounts paid over levelized royalty expense recognized (See Note 5).

        Cash and Cash Equivalents

Included in cash and cash equivalents are temporary cash investments which represent short-term, highly liquid investments with maturities of 90 days or less, when purchased. The carrying amount on the accompanying balance sheets approximates its fair value.

        Plant, Property and Equipment

Plant, property and equipment is carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based upon useful lives ranging from 5 to 41 years.

All renewals and betterments are capitalized. Maintenance and repair costs are expensed as incurred.

        Deferred Financing Costs

Deferred financing costs are carried at cost net of accumulated amortization. Deferred financing costs are being amortized using the interest method, over the total lease term of 41 years.

                                                                   EXHIBIT A-1
                                                                   -------------
                                                                   Page 11 of 20

              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP
                          NOTES TO FINANCIAL STATEMENTS


2.      Summary of Significant Accounting Policies (continued)

        Income Taxes

Income or loss of the Partnership for income tax purposes is includable in the tax returns of the Partners. Accordingly, no recognition has been given to income taxes in the accompanying financial statements.

        FERC Regulation

The Project is operated pursuant to a license issued by the Federal Energy Regulatory Commission ("FERC"), and is subject to regulation by the FERC. However, the rates contained in the power sales contracts, have been previously established by contract and approved by the FERC. In addition, the FERC license includes a provision, effective after 20 years of operations under the license, that may result in a restriction of dividend distributions from retained earnings. The restriction is calculated as one-half of earnings in excess of a specified rate of return based upon the net investment in the Project. For the purpose of this provision, the specified rate of return is equivalent to the average annual interest rate on U.S. Treasury obligations adjusted to a 10 year constant maturity plus 4%. Management's intention is to seek a waiver from this provision, on the basis that this provision only applies to suppliers of energy that are subject to rate making procedures based on cost of service.

        Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of contract revenue and expenses during the reporting periods. However, due to uncertainties in the estimation process, actual results could differ from those estimates.

3.      Sale and Leaseback of the Project

Under the terms of the sale and leaseback transaction, the initial lease term is 30 years, however, the lease agreement includes two renewal options; a fixed rate renewal option, and periodic fair market renewal options. The lease also includes periodic purchase options which are based upon the Project's fair market value. Minimum lease payments vary over the initial lease term in accordance with the cash flows associated with the power sales contracts. It is management's current opinion that the fixed rate renewal option will be exercised through the end of the power sales contracts, and that the other

                                                                   EXHIBIT A-1
                                                                   -------------
                                                                   Page 12 of 20

              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP
                          NOTES TO FINANCIAL STATEMENTS


3.      Sale and Leaseback of the Project (continued)

options will not be exercised. Such fixed rate renewal option payments are approximately $49.5 million annually.

The initial finance debt obligation represented the proceeds from the sale and leaseback transaction. The finance debt obligation will be repaid over the term of the lease and the fixed rate renewal periods. The annual lease payments are made on a semi-annual basis and will range from approximately $49.0 million to $116.0 million. During 1998 and 1997, the lease payments totaled approximately $52.1 million and $49.0 million, respectively. The imputed interest rate on the finance debt obligation is approximately 10.3%. Due to the unequal lease payment amounts, the finance debt obligation, on the accompanying balance sheets, increases through the year 2005 as the annual payments are less than the annual accrued interest. The excess of the interest expense over the annual lease payments is recorded as an addition to the finance debt obligation. It is management's opinion that it is impracticable to fair value this financial instrument due to the Project's power sales contracts, royalty agreement, and the Project's overall uniqueness. However, since the project's inception, long-term interest rates have declined.

All revenues from the Project are contractually required to be deposited into a series of trust accounts administered by an independent collateral agent pursuant to the disbursement agreement which provides for, among other things, the disbursement of funds for Project operations and maintenance costs, lease and royalty payments. Under the terms of the disbursement agreement, on each May 1 (Partners' distribution date), cash in the Partners' lessee account will be distributed to the Partners when there is no outstanding Trigger Event or Special Trigger Event (the "Events"), as those terms are defined in the sale and leaseback documents. The occurrence of an Event traps all or part of the available Partnership lessee account cash in escrow accounts until the applicable Event is cured. The Events include, among other things, not meeting the required lease coverage ratio, and drawing the lease reserve accounts below specified levels in order to pay the semi-annual lease payment. The lease coverage ratio, which is calculated as the ratio of cumulative net cash generated by the Project to the cumulative lease payments reduced by scheduled releases from the coverage lease reserve account, for specified prior and future periods, must be at least 1.2 to 1 through December 31, 2000 and 1.25 to 1 thereafter.

As of May 1, 1998, the Project was in compliance with its lease coverage ratio requirements and there were no outstanding Events. As such, and in accordance with the terms of the sale and leaseback documents, during the first week of May 1998, the total in the Partner's lessee account as of May 1, 1998 ($28.6 million) was distributed to the Partnership. During that same time period, the Partnership made a Partnership distribution of $27.1 million in total to the two Partners.

                                                                   EXHIBIT A-1
                                                                   -------------
                                                                   Page 13 of 20

              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP
                          NOTES TO FINANCIAL STATEMENTS


3.      Sale and Leaseback of the Project (continued)

As of December 31, 1998, there are no outstanding Events. Unless an Event occurs prior to May 1, 1999, a distribution is expected to be made to the Partners on that date.

As a result of outstanding Events as of May 1, 1997, no distribution was made to the Partners on that date.

The cash reserves are included in both cash escrowed for current liabilities and cash held in escrow including accrued interest on the accompanying balance sheets. Investment income earned on these funds also remains in escrow until released under specified provisions of the sale and leaseback documents.

The following is a schedule of future minimum lease payments due under the above lease at December 31, 1998 (in thousands):

         1999                                             $        61,674
         2000                                                      68,274
         2001                                                      71,639
         2002                                                      74,912
         2003                                                      76,456
         Thereafter (2004-2031)                                 2,141,888
                                                          ---------------
                                                                2,494,843

         Less portion representing
               interest                                         1,731,840
                                                          ---------------
         Present value of future
               minimum lease payments                     $       763,003
                                                          ===============

In connection with the sale and leaseback transaction, the Partnership has agreed to indemnify the lessors, under certain circumstances, in the event of the lessors' loss of certain tax benefits associated with the Project (See Note
7).

4.      Plant, Property and Equipment

Plant, property and equipment is summarized as follows (in thousands):


                                                                                         Estimated Useful
                                                    1998                  1997                  Life
                                                ------------          ------------         ------------

Land and land improvements                      $    131,252         $     131,252            41 years
Power plant structure                                257,967               257,967            41 years
Machinery, equipment, and furniture                  163,532               162,490           5-41 years
                                                ------------         -------------
                                                     552,751               551,709
Less accumulated depreciation                        107,418                93,847
                                                ------------         -------------
                                                $    445,333         $     457,862
                                                ============         =============

                                                                   EXHIBIT A-1
                                                                   -------------
                                                                   Page 14 of 20

              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP
                          NOTES TO FINANCIAL STATEMENTS


5.      Power Sales Contracts and Royalty Agreement

The Project's electrical power output is sold to Entergy Services, Inc. ("Entergy"), and Vidalia at fixed annual rates, pursuant to contracts (the "Contracts") approved by the FERC and the Louisiana Public Service Commission. The Contracts expire on December 31, 2031, simultaneously with the expiration of the FERC license. During 1998 and 1997, 94% of the Project's electrical power was sold to Entergy and the remaining 6% was sold to Vidalia.

The Contract rates are fixed and increase incrementally. For 1998 and 1997 the rates were $0.085 per Kwh and $0.075 per Kwh, respectively. The rate increases incrementally to $0.205 per Kwh in 2010 through 2013 and subsequently decreases to $0.175 per Kwh in 2014 through 2016 and then to $0.150 per Kwh in 2017 through 2031.

Pursuant to the PDA, royalties are due to Vidalia based upon net power sales. The royalty rate was 5.50% of power sales for 1998 and 5.25% for 1997. The rate increases incrementally to 11.60% in 2021, and to 20.0% in 2022 through 2031.

In connection with the PDA, the Partnership guaranteed the timely payment of royalties to Vidalia through August 24, 1998 (the "Guaranty") and agreed to make $7.5 million available to Vidalia for this purpose.

The total payments made to Vidalia under the Guaranty were $4.5 million of which $.6 million is owing to the Partnership at the Guaranty termination date, August 24, 1998. The $.6 million is to be repaid to the Partnership with interest, (the "Guaranty Amount Receivable") over the first twenty quarters commencing September 30, 1998 as an offset to the quarterly royalty payment owed Vidalia. During 1998, $79,000 was offset against the Vidalia quarterly royalty as payment against the Guaranty Amount Receivable.

6.      Low Water Flow Revolving Credit Facility

The Partnership has a $24.0 million Low Water Flow Revolving Credit Facility (the "Facility") with a bank (the "Low Flow Lender") that expires on November 1, 2003. This Facility can only be used when certain low water flow conditions exist and can only be used to supplement cash flows needed to pay amounts due under the lease agreement. The Facility bears interest at one of three options, and there is an annual commitment fee on the unused Facility amount of 0.6% through November 1, 1999 and then 0.9% thereafter.

During 1996, when the previous Facility expired and before the new Facility was obtained, excess cash of approximately $1.2 million was funded to the low flow reserve account in accordance with the terms of the sale and leaseback documents. With the new

                                                                   EXHIBIT A-1
                                                                   -------------
                                                                   Page 15 of 20

              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP
                          NOTES TO FINANCIAL STATEMENTS


6.      Low Water Flow Revolving Credit Facility (continued)

Facility in place and all necessary conditions met under the terms of the sale and leaseback documents, the balance ($1.3 million) in the low flow reserve account was transferred to the Partnership on May 1, 1998.

7.       Potential Tax Indemnification

During September 1994 one of the Project's four Owner Participants ("OP") notified the Partnership that it had received a Notice of Proposed Adjustment ("NOPA") from the Internal Revenue Service ("IRS"). The NOPA asserted that the difference between the Partnership's tax basis in the Project prior to the 1990 sale and leaseback transaction and the purchase price paid by the OP as part of that transaction was not five year ACRS property and this difference (approximately $98 million for all four OP's) should be depreciated over 20 years instead of 5 years. Under terms of a Tax Indemnification Agreement, the Partnership would be liable to compensate the OP for its total after-tax cash flow loss that would result from the loss of the five year ACRS depreciation, including interest and penalties attributable to any assessment, as well as all reasonable costs incurred by the OP in contesting the NOPA.

Receipt of the NOPA notification from the OP was a Trigger Event and would have reduced future Partner Distributions by the potential indemnity payment that would have been paid by the Partnership if the NOPA was upheld.

On August 20, 1997, the OP that received the NOPA notified the Partnership that, in a letter they received from the IRS dated July 22, 1997, the IRS conceded the above discussed tax depreciation issue in favor of the OP. As a result, the above described Trigger Event was effectively cured as of July 22, 1997.

8.      Related Party Transactions

During 1998 and 1997, CVC received approximately $5.5 million and $355,000, and DCI received $1.1 million and $45,000 respectively, as partial reimbursements of their direct and indirect costs incurred in connection with their Partnership duties and responsibilities. As of December 31, 1998, the Partnership had a $1.1 million and $.3 million accrued liability to CVC and DCI, respectively, for unpaid costs.

Louisiana Hydro Electric Capital Corporation, a wholly-owned subsidiary of DCI, owns a 9.93% undivided interest in the Project which it purchased in 1990 for $62.9 million as a lessor in connection with the sale and leaseback transaction discussed in Note 1.

                                                                   EXHIBIT A-1
                                                                   -------------
                                                                   Page 16 of 20

              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP
                          NOTES TO FINANCIAL STATEMENTS


9.      Year 2000 (Unaudited)

The Partnership is in the process of preparing its information technology to be Year 2000 compliant, pursuant to its readiness plan. This process includes reformatting existing software code as well as upgrading existing software and hardware. The Partnership does not expect the project to have a significant effect on its operations, and management estimates that the costs to be incurred to correct or replace the non-compliant systems will not be material.

                                                                   EXHIBIT A2
                                                                   -------------
                                                                   Page 17 of 20


                          CATALYST VIDALIA CORPORATION

                                 BALANCE SHEETS

                                 (in thousands)

                                    Unaudited

                                     ASSETS

                                                            December    December
                                                               31,         31,
                                                              1998        1997
                                                            --------    --------

Cash and cash equivalents ...............................   $    113    $     87
Investment in CORHLP ....................................     48,973      46,819
Management fee receivable, including
   accrued interest - CORHLP ............................      1,195       4,996
Note receivable-parent company ..........................       --         9,801
Advances to parent company ..............................       (395)     77,762
                                                            --------    --------
              Total assets ..............................   $ 49,886    $139,465
                                                            ========    ========


           LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
         Intercompany payable to TCG, Inc. ..............   $    731    $    603
         Accounts payable and accrued expenses ..........          2        --
         Management fee payable to CVHC .................       --        11,483
         Income taxes payable-parent company ............     33,209      27,115
                                                            --------    --------
              Total liabilities .........................     33,942      39,201
                                                            --------    --------

Stockholder's equity:
         Common stock ...................................       --          --
         Additional paid-in capital .....................       --        77,350
         Retained earnings ..............................     15,944      22,914
                                                            --------    --------
              Total stockholder's equity ................     15,944     100,264
                                                            --------    --------
              Total liabilities and stockholders equity .   $ 49,886    $139,465
                                                            ========    ========

                                                                   EXHIBIT A2
                                                                   -------------
                                                                   Page 18 of 20


                          CATALYST VIDALIA CORPORATION

                            STATEMENTS OF OPERATIONS

                                 (in thousands)

                                    Unaudited

                                                              Twelve Months
                                                            Ended December 31,
                                                         ----------------------
                                                           1998          1997
                                                         --------      --------

Revenues:
       Equity interest in operating
            results of CORHLP ......................     $ 15,724      $ 12,474
       Management fee including accrued
           interest - CORHLP .......................        1,616         1,696
       Other income - tax refunds/interest .........           72           112
                                                         --------      --------
                                                           17,412        14,282
                                                         --------      --------
Expenses:
       General and administrative ..................           81           217
       Management fee including accrued
            interest - parent company ..............        1,616         6,692
                                                         --------      --------
                                                            1,697         6,909

Pre tax income .....................................       15,715         7,373


Tax  provision .....................................       (6,094)       (2,949)
                                                         --------      --------

Net income .........................................     $  9,621      $  4,424
                                                         ========      ========

                                                                   EXHIBIT A2
                                                                   -------------
                                                                   Page 19 of 20


                          CATALYST VIDALIA CORPORATION

                            STATEMENTS OF CASH FLOWS

                                 (in thousands)

                                    Unaudited

                                                              Twelve Months
                                                            Ended December 31,
                                                         ----------------------
                                                           1998          1997
                                                         --------      --------

Cash flows provided by (used in) operations:
   Net income ......................................     $  9,621      $  4,424
   Adjustments to reconcile net income to
     net cash provided by (used in)
     operating activities:
       Equity interest in operating results
         of CORHLP .................................      (15,724)      (12,474)
       Distribution from CORHLP ....................       13,570          --
       Dividend payout to CVHC .....................      (16,491)         --
       Changes in operating assets and
         liabilities:
           Management fee receivable from
             CORHLP ................................        3,801        (1,340)
           Management fee payable to parent
             company ...............................      (11,483)        6,692
           Advances to parent company ..............       10,508          (454)
           Other operating assets and
             liabilities, net ......................          130           123
           Income taxes - parent company ...........        6,094         2,933
                                                         --------      --------
Net cash provided by (used in) operating
  activities .......................................           26           (96)
                                                         --------      --------


Net increase (decrease) in cash and cash
  equivalents ......................................           26           (96)
Cash and cash equivalents beginning of
  the period .......................................           87           183
                                                         --------      --------
Cash and cash equivalents at end of period .........     $    113      $     87
                                                         ========      ========

                                                                   EXHIBIT A2
                                                                   -------------
                                                                   Page 20 of 20


                          CATALYST VIDALIA CORPORATION

                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                 (in thousands)

                                    Unaudited


                                                          Additional
                                     Shares                   Paid
                                   of Common     Common        In       Retained
                                     Stock       Stock      Capital     Earnings     Total
                                   ---------   ---------   ---------   ---------   ---------

Balance December 31, 1996 ......          10   $    --     $  77,350   $  18,490   $  95,840

Net income .....................                                           4,424       4,424
                                   ---------   ---------   ---------   ---------   ---------

Balance December 31, 1997 ......          10        --        77,350      22,914     100,264

Dividend (Prior Year - See Note)                             (77,350)       (100)    (77,450)

Dividend .......................                                         (16,491)    (16,491)

Net income .....................                                           9,621       9,621
                                   ---------   ---------   ---------   ---------   ---------

Balance December 31, 1998 ......          10   $    --     $    --     $  15,944   $  15,944
                                   =========   =========   =========   =========   =========


Note: This dividend represents a prior period adjustment to R/E for cash distributions from CVC to CVHC which were improperly recorded as loans in the G/L.